      Harrison S. Clay

      Vice President and General Counsel

VIA FAX/EDGAR

February 5, 2009

United States Securities Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, DC  20549

Attn: John Fieldsend

RE:         Clean Energy Fuels Corp.

Form 10-K for the Year Ended December 31, 2007, filed March 19, 2008

Definitive Proxy Statement on Schedule 14A, filed April 15, 2008

Form 10-Q for the Period Ended September 30, 2008, filed

November 14, 2008

File No. 1-33480

Dear Mr. Fieldsend:

Set forth below are Clean Energy Fuels Corp.’s (the “Company”) responses to the Staff’s Comment Letter dated December 30, 2008 regarding our (1) Annual Report on Form 10-K for the Year Ended December 31, 2007, filed March 19, 2008, (2) Definitive Proxy Statement on Schedule 14A, filed April 15, 2008 and (3) Quarterly Report on Form 10-Q for the Period Ended September 30, 2008, filed November 14, 2009.  The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.  For convenience, the text of the Staff’s comments appears in italics in each item below.

Form 10-K for the Year Ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition...page 41

1.              In future filings please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and our Release No. 33-8350.  For example, in the second paragraph on page 42, you state that “over the long term, the prices for gasoline and diesel will continue to be higher than the price of natural gas as a vehicle fuel” and that there will be “significant growth in the consumption of natural gas as a vehicle fuel generally.”  We note your discussion in the Benefits of Natural Gas Vehicles subsection on page 6 that, since 2004, CNG and LNG have become increasingly less expensive than gasoline and diesel, tax incentives enhance the cost-effectiveness of CNG and LNG, and that diesel fuel will become more expensive over the next few years because of more stringent federal sulfur diesel standards by 2010.  However, you have not discussed the basis for your beliefs that CNG and LNG prices will be lower than gasoline and diesel prices in the long term and that natural gas used for vehicle fuel will increase in the future; especially, in light of the recent decline in oil prices.

Response:     The Company acknowledges the Staff’s comment and will expand the Company’s Management Discussion and Analysis of Financial Condition in future filings as requested by the Staff.   In particular, in our Form 10-K for the year ended December 31, 2008, the Company anticipates providing a detailed discussion of the impact of lower oil, diesel, gasoline and natural gas fuel prices on the Company’s business.  The Company will also expand the discussion of the Company’s belief that in the long term, CNG and LNG prices will be lower than gasoline and diesel prices based on increasing domestic natural gas reserves in relation to consumption levels and declining global oil reserves in relation to oil consumption.

Critical Accounting Policies, page 48

2.              In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimate.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied.  For example, if reasonably likely changes in an assumption used in assessing your long-lived assets or goodwill for impairment of your deferred tax assets for a valuation allowance would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified.  See Section V of our Release No. 33-8350.

Response:     The Company acknowledges the Staff’s comment and will revise the Company’s discussion of Critical Accounting Policies in future filings as requested by the Staff.  The Company further advises the Staff that the Company will revise the Company’s discussion of Critical Accounting Policies in future filings to comment on the assumptions and uncertainties underlying our critical accounting estimates.  We will also include a discussion of the impact of our critical assumptions and uncertainties underlying our critical accounting policies where material.

Quarterly Financial data (Unaudited), page 59

3.              Please clarify where you have included quarterly per share data, as required by Item 302(a)(1) of Regulation S-K, or tell us why you do not believe this disclosure is applicable.

Response:     The Company failed to include the quarterly per share data as required by Item 302(a)(1) of Regulation S-K due to an unintentional oversight. The Company acknowledges that Item 302(a)(1) is applicable to the Company and will include the quarterly per share data in the Company’s Form 10-K for the year ended December 31, 2008.

Notes to Consolidated Financial Statements, page 66

Note 1(p).  Summary of Significant Accounting Policies: Revenue Recognition, page 71

4.              At several places in the document, including the third full risk factor on page 23 and in the Results of Operations section on page 51, you discuss recording revenue related to fuel tax credits.  Please explain to us in more detail, and clarify in future filings, why these tax credits are classified as revenue, and tell us how you considered offsetting these tax credits against any related taxes that you pay.

Response:      A substantive discussion of our alternative fuel tax credits was included on page 17 of the Form 10-K.  The alternative fuel tax credit that is described in the Company’s Form 10-K is provided to qualified taxpayers in the amount of $0.50 cents per gallon of alternative fuel sold.  The credit need not offset income tax liabilities in order to be received, but is rather fully refundable.  The refundable credit is first applied to offset our Federal excise tax liability for amounts we collect from our customers, and any excess amount is paid on a quarterly basis to the Company.  As such, the credit was not deemed to be an income tax credit subject to SFAS No. 109.  Since the Company started earning these alternative fuel tax credits in 2006, the Company has recorded the credits as revenue.  The Company believes that the tax credits are appropriately classified as revenue as opposed to an offset to operating expenses because (1) the tax credit enables the Company to reduce the price it charges its customers for the Company’s products without an actual reduction in revenue associated with the lower prices and (2) under current tax law, the tax credit expires on December 31, 2009 and the Company believes classifying the tax credit as a reduction in recurring operating expenses would be potentially misleading to investors.  In future filings, we will provide additional disclosures regarding our revenue recognition policy with respect to alternative fuel tax credits.

Note 8.  Commitments and Contingencies, page 80

Operating Lease Commitments, page 81

5.              We note your reference to a ground lease in California on which you are building an LNG liquefaction plant with construction prior to commencing plant operations.  We also note your disclosure that obligations under this lease are contingent upon obtaining the necessary permits and approvals required in the lease related to the construction and operation of the LNG liquefaction plant.  Please tell us, and clarify in future filings, your status and expected timing for obtaining theses specified permits and approvals.  With reference to EITF 98-9 and FSP FAS13-1, please also explain to us, and clarify in future filings, at what point you will begin recognizing rental expense for this lease, including whether it will be recognized during the construction period.  In this regard, it appears from disclosures in your subsequent quarterly report on Form 10-Q that this plant is currently under construction.

Response:     The Company acknowledges the Staff’s comment and respectfully advises the Staff that the construction of the LNG liquefaction plant in California requires a series of permits and approvals prior to achieving commercial operation.  The Company further advises the Staff that the Company has been obtaining the required permits and approvals during the construction process and expects to obtain the final approvals and commence operations in the first quarter of 2009.  In future filings, we will expand our discussion to include the status and expected timing for obtaining the necessary permits and approvals.  The Company further advises the Staff that lease payments under the ground lease begin once construction is completed and commercial operation commences, and the lease term is 30 years from the inception of commercial operation.  To the extent commercial operation does not commence, no rental payments are required.  The lease includes a base rental payment and contingent rental payments based on gallons of LNG sold and electricity usage.  The Company has not been expensing the straight-line portion of the base rent during the construction period as it was deemed immaterial based on the guidance in SEC Staff Accounting Bulletin Topic 1M and 1N.  The Company will straight-line the base rent and anticipates it will begin recording the contingent rent expense in the first quarter of 2009 when the plant becomes operational.

Note 9.  Geographic Information, page 82

6.              Please tell us how you considered disclosing the revenues from external customers for each product and service or each group of similar products and services as required by SFAS 131, paragraph 37.  Also, please tell us how you considered separately presenting revenues from products versus services on the face of your statements of operations consistent with Rule 5-03(1) of Regulation S-X.  In this regard, we note from page 3 that you generate revenues primarily by selling CNG and LNG fueling stations.  We believe disclosure in future filings of categories such as revenues generated by sales of CNG, revenues generated by sales of LNG, and revenues from services would provide your readers with valuable insight into the variability of your operations from year to year.

Response:      The Company acknowledges the Staff’s comment and advises that Staff that in our Form 10-K for the year ended December 31, 2008, we will include the revenue from natural gas fuel sales and revenue from services.  The Company further advises the Staff that the Company had not historically separated revenues from similar products and services due to the relative insignificance of the service revenues in relation to the product revenues.

Item 9A(T).  Controls and Procedures, page 89

Disclosure Controls and Procedures, page 89

7.              In the last sentence of this subsection, you state that management concluded that your disclosure controls and procedures were effective without condition.  However, you state that your disclosure controls and procedures are “designed to provide reasonable, but not absolute, assurance...”  Therefore, please confirm for us, if true, that your disclosure controls and procedures were effective at the reasonable assurance level for which they were designed for the period covered by this report.

Response:     The Company hereby confirms for the Staff that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.  The Company further advises the Staff that the Company will revise the Company’s disclosure to state that the Company’s disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.  Finally, in future filings the Company will state, if true, that its disclosure controls and procedures are effective at the reasonable assurance level.

8.              On page 32, you state that your Independent registered public accounting firm has “identified certain internal controls over financial reporting that [you] will need to strengthen in connection with being a public company, and [you] have not yet implemented all the suggested improvements.”  In light of this disclosure, please tell us in reasonable detail the basis for management’s conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.  See Section II.D of our Release No. 33-8238.

Response:     The Company respectfully submits that the referenced statement on page 32 was intended to reference the Company’s need to strengthen certain internal controls over financial reporting to become compliant with Section 404(b) of the Sarbanes-Oxley Act by the end of 2008 and did not materially affect management’s evaluation of the Company’s disclosure controls and procedures.  Specifically, the basis for the referenced statement was the Company’s need to hire and retain additional accounting and finance personnel with requisite experience and upgrade certain processes, procedures and controls over information technology (IT) in connection with Section 404(b) compliance.  The Company has subsequently hired additional personnel in the accounting and finance department and upgraded certain IT procedures to support the Company’s internal controls over financial reporting.  The nature and extent of these items, and the progress we made at the time when the certifications were issued, were collectively considered by management in concluding that the Company’s disclosure controls and procedures were effective.  The Company further respectfully advises the Staff that, in Release No. 33-8238 (June 5, 2003), wherein the Securities and Exchange Commission (the “Commission”) adopted rules to implement Section 404 of the Sarbanes-Oxley Act, the Commission provided interpretive guidance regarding the evaluation of disclosure controls and procedures.  In that release, the Commission stated that “management has the ability to make judgments (and it is responsible for its judgments)” with respect to its quarterly evaluation of disclosure controls and procedures and that “the nature of the quarterly evaluations of those components of internal control over financial reporting that are subsumed within disclosure controls and procedures should be informed by the purposes of disclosure controls and procedures.”  In that regard, after considering the internal controls that were identified by our independent registered accounting firm, management determined that those particular internal controls over financial reporting were not critical aspects of the Company’s disclosure controls and procedures and that such internal controls were not necessary to maintain effective disclosure controls and procedures at the reasonable assurance level.

Item 9B.  Other Information, page 89

9.              We note that you have disclosed certain information in this section “in lieu of” disclosing that information in current reports on Form 8-K.  However, only when a triggering event specified in one of the items of a current report on Form 8-K occurs within four business days of the filing of a periodic report may you disclose the triggering event in the periodic report instead of in a current report on Form 8-K.  See Question 101.01 of Questions and Answers of General Applicability regarding Exchange Act Form S-K, available on our website at http:/www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.  It appears that only the triggering events specified in Item 5.02(e) of Form 8-K that occurred on March 13, 2008 and March 17, 2008 fall within four business days of when you filed this annual report on Form 10-K.  Therefore, please tell us why you provided the remaining disclosures in this annual report and not in current reports on Form 8-K.

Response:     With respect to information in this section disclosed “in lieu of” disclosing that information in current reports on Form 8-K, the Company advises the staff as follows:

•                  Amendment No. 1 to Amended and Restated 2002 Stock Option Plan.  As noted in the disclosure with respect to Amendment No. 1 to the Amended and Restated 2002 Stock Option Plan of the Company, the board of directors of the Company concluded that this Amendment, adopted on February 28, 2008, was immaterial.  The information was nevertheless provided in the Company’s Form 10-K filed on March 19, 2008 under Item 9B in order to provide full disclosure with respect to the Amendment.  The Company notes that the information was filed in lieu of an Item 8.01 Form 8-K, which are filed at the Company’s option.  Accordingly, because there was no mandatory time period for this information to be filed on Form 8-K, the Company believes that it is appropriate to disclose the information in Item 9B of the Form 10-K.

•                  Agreement Regarding Acquisition, Conversion and Sale of Vehicles entered into on July 21, 2006 with Inland Kenworth, Inc. (Inland), Westport Innovations Inc. and Westport Fuel Systems Inc.  This agreement was entered into prior to the Company’s initial public offering, and was not deemed material by the Company management and legal counsel at the time of the initial public offering.  On July 15, 2007, the Company made amendments to the agreement that the Company’s management also deemed immaterial.  The Company further advises the Staff that Company management does not currently deem the Agreement or amendment to be material due to the fact that all but two of the vehicles subject to the Agreement have been sold.  However, in the interest of full disclosure, Company management and legal counsel elected to provide the referenced disclosure in Item 9B of the Company’s Form 10-K filed on March 19, 2008 and file the contracts as exhibits.  The Company acknowledges that to the extent the disclosure related to material contracts, the disclosure should have been provided at the time of the Company’s initial public offering or on a Form 8-K filed within four business days of the amendment executed July 15, 2007.

•                  Deposit Agreements with Westport Innovations, Inc. and Other Transactions with Westport Innovations, Inc.    These agreements were not deemed by Company management to be material at the time of execution.  The Company further advises the Staff that Company management does not currently deem any of the referenced agreements to be material due to the fact that all but two of the vehicles subject to the deposit agreements have been sold.  However, in the interest of full disclosure, Company management and legal counsel elected to provide the referenced disclosure in Item 9B of the Company’s Form 10-K filed on March 19, 2008 and file the contracts.  The Company acknowledges that to the extent the disclosure had been provided in lieu of filing on Form 8-K, the disclosure should have been provided on a Form 8-K filed within four business days of the execution of each referenced agreement.

•                  Other Transactions with Westport Innovations, Inc.  The Company notes that this information was provided in the Form 10-K in lieu of Item 8.01 Forms 8-K, which are filed at the Company’s option.  Accordingly, because there were no mandatory time period for this information to be filed on Form 8-K, the Company believes that it is appropriate to disclose the information in Item 9B of the Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

10.       You mention each element of compensation paid to your named executive officers, however, it does not appear that you explain how you determine the amount you pay under each element.  In future filings, please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation.  For example, we note that you attempt to set base salaries that take “into account competitive market compensation paid by other companies for similar positions.”  If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv).  See Item 402(b)(1)(v) of Regulation S-K and also our Compliance and Disclosure Interpretation 118.05 under Regulation S-K, located on our web-site at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:     The Company acknowledges the Staff’s comment and will revise the Company’s disclosure in future filings to provide more detail regarding how the Compensation Committee arrives at the amount paid with respect to each element of compensation.  For example, the Company will disclose in the Company’s 2009 proxy statement that the Compensation Committee does not engage in benchmarking in setting compensation levels.  In addition, the Company will disclose in the Company’s 2009 proxy statement that there are no specific factors that are considered by the Compensation Committee in determining the amount of each element of compensation, but that rather the Compensation Committee has determined to offer the three elements (base compensation or salary, discretionary cash bonuses and equity awards) at the discretion of the Compensation Committee based on their business experience and judgment.  The Company advises the Staff, and will revise the Company’s disclosure in the Company’s 2009 proxy statement, to clarify that a quantitative analysis of compensation paid by other companies for similar positions is not utilized by the Compensation Committee to determine compensation levels paid to the Company’s executives, but is rather considered solely for as a broad “market check” of the relative compensation levels of the Company’s executives as compared to the market.

11.       In this regard, we note that Andrew J. Littlefair considered a report prepared by Mercer Human Resource Consulting “that was obtained by [y]our human resources department.”  In future filings, please clarify whether you hired Mercer Human Resource Consulting as a compensation consultant.  If so, please discuss whether your chief executive officer met with representatives of Mercer regarding his compensation or the compensation of other name executive officers and identify the members of management with whom Mercer works, if any.  Also, if Mercer is a compensation consultant, please describe in greater detail the nature and scope of its assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties.  See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Response:     The Company acknowledges the Staff’s comment and will revise the Company’s disclosure in future filings to describe the Compensation Committee or Company executive’s consultation with or retention of any outside executive compensation consultant.  The Company further advises the Staff that Mercer Human Consulting was not hired as compensation consultant and that no one from the Company met with representatives of Mercer.  The Company advises the Staff that the data in the Mercer Human Resources Consulting report was not prepared for the Company or at the Company’s direction but was rather generalized and broad market data on executive compensation levels available for purchase from Mercer by any interested party.

Elements of Compensation, page 15

12.       You state that you determine the appropriate level of each compensation component based in part, but not exclusively, on your informal view of equity and consistency and “other considerations” you deem relevant, such as to reward extraordinary performance and increased responsibility and commitment.  In future filings, please explain further all of the considerations you deem relevant in determining the appropriate level of each compensation component.

Response:     The Company acknowledges the Staff’s comment and will revise the disclosure in the Company’s future filings to list with specificity the considerations deemed relevant and eliminate the reference to “other considerations” that have not been specified.  The Company further advises the Staff that the Compensation Committee applies its business experience and judgment and determines the appropriate level for each compensation component based on its view of internal equity and consistency, reward of extraordinary performance and increased responsibility and commitment.

13.       Also, you state that your compensation committee has not adopted any formal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.  Therefore, in future filings, please discuss the compensation committee’s informal policies or guidelines, if any, for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.  See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

Response:     The Company acknowledges the Staff’s comment and will revise the disclosure in the Company’s future filings to state that the Compensation Committee has not adopted any informal policies or guidelines with respect to allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

14.       Finally, in future filings, please include a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding your named executive officers.

Response:     The Company acknowledges the Staff’s comment and will, in the Company’s future filings, include a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand the Company’s compensation policies and decisions regarding the Company’s named executive officers.

Annual Cash Bonus, page 16

15.       You state that in 2007 you did not achieve your base performance target related to volume, but you achieved 51% between the middle and maximum performance targets related to EBITDA.  In this regard, you disclose the actual amount of performance-based bonuses earned by your named executive officers for 2007 in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table.  In future filings, please disclose in greater detail the manner in which you calculated each named executive officer’s annual cash bonus.  For example, based upon your disclosure, it appears that Andrew J. Littlefair should have received 75% of 65% of his base salary as an annual cash bonus because you achieved the middle performance target for EBITDA in 2007 and did not achieve the volume target.  However, Mr. Littlefair’s compensation in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table does not appear to reflect this determination.

Response:     The Company acknowledges the Staff’s comment and will revise the disclosure in the Company’s future filings to explain in greater detail that, in the event that the Company exceeds a performance target, the executive officers will receive a pro-rata portion of the incremental annual cash bonus amount, up the maximum target limit.  Because the Company exceeded its “middle” 2007 EBITDA target, the potential “middle” bonus amount was increased by an incremental percentage attributable to the amount of the excess.  The bonus amount is then weighted in accordance with the pre-determined weighting assigned to each performance criteria.  For example, Mr. Littlefair’s potential “middle” cash bonus amount (75%) was increased by 38% because the Company exceeded the “middle” EBITDA target by 51% (i.e., 51% of 75% = 38%).  Accordingly, Mr. Littlefair received a cash bonus of 74% of his base salary, which is equal to 65% (i.e., the weighting of the 2007 EBITDA target) of 113% (i.e., 113% = 75% + 38%).

16.       Your named executive officers receive varying percentages of their base salary as an annual cash bonus based upon whether you achieve certain performance targets.  For example, you state that in 2007 Andrew J. Littlefair would have received a bonus equivalent to 30%, 75%, or 150% of his base salary depending upon whether you achieved your base, middle, or maximum performance targets for volume and EBITDA.  Similarly, Richard R. Wheeler, Mitchell W. Pratt, and James N. Harger would have received bonuses equivalent to 30%, 60%, or 100% of their base salaries depending upon whether you achieved your base, middle, or maximum performance targets for volume and EBITDA.  In future filings, please explain the reason or reasons that you chose these particular varying percentages for the different named executive officers.

Response:     The Company acknowledges the Staff’s comment and will provide in future filings the reasons that the Compensation Committee chose these particular varying percentages for the different named executive officers.  In particular, the Company will disclose that the higher annual bonus percentages for the Company’s Chief Executive Officer reflect the Compensation Committee’s determination that the position of Chief Executive Officer is the most important and demanding position within the Company and thereby deserves a more significant bonus as a percentage of base salary than the other named executive officers.  In addition, these performance percentages are as specified in the respective executive officers’ employment agreements with the Company.

Equity Compensation, page 18

17.       Please tell us whether the compensation committee has formalized any procedures regarding grants of stock options.  If so, in future filings, please discuss those procedures in this subsection.

Response:     The Company advises the Staff that the Compensation Committee of the Company has not formalized any procedures regarding grants of stock options.  As disclosed on page 18 of the Company’s 2008 Proxy Statement, historically the Compensation Committee has granted options regularly scheduled meetings of the Board of Directors or the Compensation Committee and are priced based on the closing price of the Company’s common stock on that date.  As is further disclosed on page 18 of the Company’s 2008 Proxy Statement, new hires typically receive options priced at the later to occur of the date of the meeting at which the Board of Directors or Compensation Committee approves the grant or the first date of employment.

Certain Relationships and Related Transactions, page 36

18.       We note that your audit committee reviews and approves all related party transactions required to be disclosed pursuant to our rules.  Also, we note that the policies and procedures for approving related party transactions are set forth in your audit committee charter.  In future filings, please describe in greater detail these policies and procedures and any other policies and procedures for the review, approval, or ratification of related party transactions.  See Item 404(b) of Regulation S-K.  The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Response:     The Company acknowledges the Staff’s comment and will, in future filings, describe in greater detail the policies and procedures of the Audit Committee and any other policies and procedures for the review, approval or ratification of related party transactions in accordance with the requirements of Item 404(b) of Regulation S-K.  The Company advises the Staff that its audit committee charter includes a broad provision that the audit committee is responsible for conducting an appropriate review and oversight of all related-party transactions (as that term is defined in Item 404 of Regulation S-K) on an on-going basis and all such transactions shall be approved by the audit committee or another independent body of the board.

19.       In future filings, please state whether the transactions and agreements with related parties that you disclose in this section contained comparable terms to those you could have obtained from unaffiliated third parties.  If not, please disclose how the terms of the related party transactions would have compared to the terms of similar transactions with unaffiliated third parties.

Response:     The Company acknowledges the Staff’s comment and, in future filings, the Company will state whether the terms of the transactions and agreements with related parties that are disclosed in this section contain comparable terms to those the Company could have received from unaffiliated third parties, or, in the alternative, the Company will disclose how the terms of the related party transactions would have compared to the terms of similar transactions with unaffiliated third parties.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Condensed Consolidated Balance Sheets, Page 3

20.       We note that you combine Goodwill and Other Intangible Assets on the face of your balance sheet.  In future filings, please separately present Goodwill from your Other Intangible Assets, as indicated by paragraph 43 of SFAS 142, and ensure that you provide all relevant disclosures required by paragraphs 44 to 47 of SFAS 142.

Response:     The Company acknowledges the Staff’s comment and advises the Staff that, in future filings, we will separately present Goodwill from Other Intangible Assets, as indicated by paragraph 43 of SFAS No. 142, and provide all relevant disclosures required by paragraphs 44 to 47 of SFAS No. 142.

21.       Please tell us how you considered whether the continuing worsening economy during 2008, and the resulting adverse impact on your results, indicated that an interim test of goodwill for impairment should be performed as contemplated by paragraph 28 of SFAS 142.  In this regard, based on your disclosures, we assume that you concluded that no interim test was needed, and we are requesting more information about how you reached this conclusion.  Additionally, please tell us, and consider disclosing in your Critical Accounting Policies section of future filings, how you determine your reporting units for purposes of testing goodwill for impairment.

Response:     The Company respectfully advises the Staff that, as of September 30, 2008, the Company has not seen a significant adverse change to the Company’s business environment that would cause us to perform an interim test for goodwill impairment pursuant to the guidelines in paragraph 28 of SFAS No. 142.  Our goodwill relates entirely to our “United States” reporting unit, which represents substantially all of the value of the Company.  We consider our market capitalization of the Company and the present value of our cash flow projections as a proxy for fair market value of our reporting unit.  As of September 30, 2008, our market capitalization and discounted cash flow estimates were significantly higher than our book value, which reinforced the conclusion that there was no triggering event in the third quarter of 2008 that required us to perform an interim test for goodwill impairment.  For example, the Company’s market capitalization was $631 million and our book value was $224 million as of September 30, 2008.  The Company further advises the Staff that, in our Form 10-K for the year ended December 31, 2008, we will expand our disclosures in the Critical Accounting Policies section of our MD&A and in the notes to the financial statements to discuss our reporting units, expand our discussion of the impact of the worsening economy on our business, and management’s approach to determining the fair value of its reporting units.

Condensed Consolidated Statements of Operations, page 4

22.       We note that in the first risk factor on page 30, you state that you invested approximately $18.7 million in supporting the California Alternative Fuel Vehicles and Renewable Energy Initiative, of which approximately $15 million was invested in the fourth quarter of 2008.  We also note in the first risk factor on page 29 of your statement that you had $500,000 in expenses related to this initiative in the three-month period ended September 30, 2008.  Please tell us when and how you accounted for the remaining $3.2 million expended related to this initiative.

Response:     The Company respectfully advises the Staff that the Company incurred $3.2 million in expense related to the Company’s support of the California Alternative Fuel Vehicles and Renewable Energy Initiative in the first and second fiscal quarters of 2008.  The Company further advises the Staff that this expense is disclosed in the Selling, general & administrative expense disclosure contained on page 18 of the Company’s Form 10-Q for the period ended March 31, 2008 and on page 18 of the Company’s Form 10-Q for the period ended June 30, 2008, respectively, and incorporated in the Company’s financial results for those periods.

Note 11.  Long-Term Debt, page 11

23.       We note the discussion of your new Credit Agreement and the related debt covenants.  In future filings, please provide an affirmative statement, if true, that you were in compliance with all these covenants at the date of your balance sheet.  Further, to the extent that there is uncertainty about your ability to continue to comply with these covenants, such as if you are currently very close to exceeding a covenant measure and you do not expect this situation to improve in the near future, you should provide disclosure of this risk and uncertainty either here or in the liquidity discussion of your Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Response:     The Company acknowledges the Staff’s comment and will provide, in future filings, an affirmative statement, if true, that the Company is in compliance with the Credit Agreement covenants at the date of the Company’s balance sheet.  The Company further advises the Staff that, to the extent there is a known uncertainty about the Company’s ability to continue to comply with these covenants, the Company will provide disclosure of this risk and uncertainty in the notes to the financial statements and in the liquidity discussion of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Note 19.  Recently Adopted Accounting Changes, page 14

24.       We note that you classify your natural gas futures contracts obligation as having level 2 significant other observable inputs and state that you use quoted forward price curves, discounted to reflect the time value of money to value your natural gas futures contracts.  We also note that, at the bottom of page 27, you state that the fair value of futures contracts is based on quoted prices in active exchange traded or over the counter markets.  Please explain this difference to us and, if appropriate, please revise future filings.

Response:     The Company respectfully advises the Staff that the Company determines the fair value of our derivative contracts based on quoted forward price curves that are discounted to reflect the time value of money.  The Company further advises the Staff that the quoted forward contracts are also traded on an active exchange; however, we acknowledge the Staff’s comment and we will revise our disclosure in future filings to be consistent in our language describing the valuation methodology.

*     *     *     *

In connection with the aforementioned responses, Clean Energy Fuels Corp. acknowledges that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (562) 493-7231.

Thank you for your consideration.

/s/ Harrison S. Clay
Harrison S. Clay
Vice President, General Counsel
Clean Energy Fuels Corp.

cc:          Andrew J. Littlefair, Chief Executive Officer

Richard R. Wheeler, Chief Financial Officer

Andrew D. Thorpe, Esq., Morrison & Foerster LLP